January 28, 2025

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 13, 2025
           CIK No. 0002041829
Dear Yee Kar Wing:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition
Contract Scenarios with Multiple Promises, page 53

1. Under contract scenario (ii), please address how you evaluate whether software, IT application products, and IT professional services are distinct. In this regard, you address hardware and IT professional services.
 January 28, 2025
Page 2

Concentration Risk, page 65

2. We note your response to prior comment 3 with respect to disclosure of the identity of
       Company A. We continue to view this information as material as Company A accounted for greater than 10% of your revenue for fiscal years 2022 and
2023. If you
       choose to continue to omit the identity of this customer, please provide a detailed legal analysis explaining why you believe this information is immaterial to investors.
       To the extent known, please tell us the percentage of revenue this customer accounted for the fiscal year ended December 31, 2024.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-12

3. We note your revised disclosure in response to prior comment 5. Please provide us with a detailed analysis of how you determined that the promises are not separately identifiable within the context of the contract. In your response, describe in reasonable detail the nature of each of the promises and the intended benefit to the customer from each type of contracts. For each contract scenario, tell us in your response how you concluded that each of the promises is significantly affected by the other. Ensure that
       you explain in your analysis how the customer   s utility of the
hardware, of the
       software, and of the IT application license each depend on the IT professional services. Also explain in your response what factors you considered in determining that the IT professional services are an input to the combined output and not distinct from the other promises.
4. We note your response to prior comment 8 and the related revised disclosures. One of the factors you indicate that you consider in categorizing revenue is the relative effort.
       Please explain in your response what consideration you gave to the nature of your cost of revenues in determining the predominant characteristic. In this regard, we note that you have incurred relatively less service costs but have attributed a significant majority of your contracts with multiple promises to services.
(n) Cost of revenues, page F-18

5. We note your response to prior comment 9 and disclosures indicating that you classify cost of revenues by nature. Please revise to categorize cost of revenues applicable to the corresponding category of revenue. Costs and expenses should be combined in the same manner as revenue. In this regard, we note your disclosure that you allocate costs to performance obligations in proportion to the revenues recognized. Refer to
       Rule 5-03(b) of Regulation S-X.
General

6. We note that your website describes your LightPay Gateway solution, which is a
       "blockchain payment gateway . . . that allows merchants to accept payments in cryptocurrencies such as Bitcoin or Ethereum." In your response, please fully describe how this platform works, including the loyalty rewards and wallet features described on your website;
           clarify whether the platform is currently operational and whether it has generated
 January 28, 2025
Page 3

          any revenue to date;
           describe the types of cryptocurrencies the platform accepts; and clarify whether the company holds any cryptocurrencies.
       Additionally, please revise your disclosures as necessary.
        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Meng Ding